Mail Stop 4561

February 9, 2007

Mr. Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, MD 21236

> **Re:** **BCSB Bankcorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 0-24589**

Dear Mr. Bouffard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006:

Exhibit 13 – 2006 Annual Report

Liquidity and Capital Resources, page 18

1. We note your disclosure on page 19 regarding the possible future default on the company's trust preferred securities obligations. With a view toward enhanced disclosure, please describe for us your assessment regarding the holding company's ability to raise additional capital, obtain alternative sources of funding,

or receive dividends from the bank if needed to continuing satisfying its debt obligations. In addition, describe your current plans and expectations regarding the holding company's capital and liquidity position.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

2.   We note your disclosure on page F-9 that there was no provision for losses on foreclosed real estate during the years ended September 30, 2006, 2005, and 2004. Please tell us the nature of the loans resulting in your recognition of losses on repossessed assets during the periods presented. Describe your related accounting policies, including how the amount and timing of loss recognition is determined.

Note 2 – Investment Securities, page F-17

3.   We note that you had investments in bond mutual funds classified as available-for-sale securities with unrealized losses for 12 months or more as of September 30, 2006. Please provide us with your comprehensive analysis describing your basis for concluding that these investments were not other than temporarily impaired as of September 30, 2006 and December 31, 2006. Please address the following in your analysis for each security:

- the nature of the investment, including the issuer and terms;
- the individual security's cost basis and market value as of September 30, 2006 and December 31, 2006;
- the correlation of the changes in the fair value of the security compared to the specific interest rate index to which you believe the security is closely related over your past two fiscal years and the quarter ended December 31, 2006;
- how you considered the length of time and the extent to which the market value has been less than cost;
- your basis for concluding that a recovery of market value is likely for equity securities, which would not appear to have contractual provisions for a return of your principal investment;
- your estimate of the time period in which the security will recover its value and your basis for this estimate;
- your assumptions regarding expected interest rate movements and the impact on the security's market value;
- other evidence you considered; such as industry analyst reports, sector credit ratings, volatility of the security's fair value; and

- at what point you would conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss, changes in interest rates or other factors.

Please refer to FSP 115-1 and SAB Topic 5.M.

Note 3 – Loans Receivable, page F-19

4. We note your disclosure on page F-20 that there were no impaired loans as defined by SFAS No. 114 at September 30, 2006, 2005, or 2004. We further note your disclosure on page F-8 that except for large groups of smaller-balance homogeneous loans, impaired loans are generally loans which management has placed on a non-accrual status. With respect to the $2.4 million commercial loan on non-accrual status at September 30, 2006, please tell us how you determined that this was not an impaired loan. In your response, please address the following:

- the nature and terms of the loan;
- the events and circumstances leading to the loan becoming non-performing;
- quantify the amount of the specific allowance, if any, attributable to the loan as of September 30, 2006;
- how you determined the amount of the specific allowance; and
- how you determined that both the contractual interest payments and the contractual principal payments of the loan will be collected as scheduled in the loan agreement.

Please refer to paragraphs 8 – 10 of SFAS 114 as amended.

Note 4 – Mortgage Backed Securities, page F-22

5. We note your disclosure on page 5 of your Annual report that part of the transformation of your balance sheet will be funded through the gradual sale of and redeployment of payments on mortgage-backed securities. Please describe for us your plans regarding the extent, timing, and nature of investment securities to be sold, including but not limited to your mortgage-backed securities portfolio. Tell us how you considered your balance sheet restructuring plans at September 30, 2006 when determining that you had the intent and ability to retain impaired investments until the anticipated recovery of market value or maturity.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief